February 8, 2006 Mr. Michael K. Pressman, Esq. United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com	Broomfield, CO 720 56-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

Ladies and Gentlemen:

On behalf of NVIDIA Corporation (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated February 3, 2006 (the “Comments”) regarding the Company’s Offer to Amend Outstanding Discounted Options as filed with the Securities and Exchange Commission on January 19, 2006 (the “Offer to Amend”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Offer to Amend, as amended on the date hereof.

General

1.	We note that you are incorporating the financial information required by Item 1010(a) and (b) of Regulation M-A from your periodic reports. It does not, however, appear that you have provided all of the summary financial data required by Instruction 6 to Item 10 of Schedule T-O. For instance, we are unable to locate a Ratio of Earnings to Fixed Charges as required by Item 1010(c)(4). Please provide the omitted disclosure.

The disclosure has been added on page 16 of the Offer to Amend.

Determination of Validity, page 8

2.	We note your statement “we may waive any or all of the conditions of the Offer for all Eligible Participants.” Please clarify that if you waive a condition for one participant you will waive the condition for all participants.

The disclosure has been revised on page 8 of the Offer to Amend.

Conditions of the Offer, page 10

3.

We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway,

February 8, 2006

Page Two

we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

The Company hereby confirms to the Staff that it will not rely on the above-referenced language to tacitly waive a condition of the offer by failing to expressly assert it.

Circular 230 Disclaimer, page 19

4.	Please delete the disclaimer. Investors are entitled to rely on the disclosure in the document.

The disclaimer has been deleted on page 19 of the Offer to Amend.

Please do not hesitate to call me at (650) 843-5059 or Eric C. Jensen at (650) 843-5049, if you have any questions or would like any additional information regarding this response.

Sincerely,

/s/ JOHN T. MCKENNA
John T. McKenna

cc:	David M. Shannon, Esq. (NVIDIA Corporation)
Eric C. Jensen, Esq. (Cooley Godward LLP)